Filed by Diamond Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond Foods, Inc.

Commission File No.: 000-51439

Message from Linda to all ADMIN US Regarding Employee Severance Policy:

I realize that you may have some questions relating to last week’s announcement of the agreement of Diamond Foods to merge with Snyder’s-Lance. Diamond Foods’ employees are critical to our success and, accordingly, we have agreed with Snyder’s-Lance to provide certain benefits and protections for Diamond Foods’ employees.

Bonus.

As Brian assured in his earlier announcement, Diamond Foods’ employees currently eligible for a bonus will continue to be eligible in FY16 although it may be pro-rated depending upon the timing of close and integration plans.

Termination Before Closing.

Diamond Foods will provide cash severance benefits in the event of an employee’s termination (other than for cause) by Diamond Foods before closing.

In general, cash severance benefits range from 6 weeks to 26 weeks, depending on employee level and length of service, and include base salary continuation and company paid COBRA premiums. In addition, outplacement services are offered. In the event of severance, the employee will be provided further details on eligibility and terms.

Base Compensation and Benefits following the Closing.

If you remain an employee of Snyder’s-Lance following the closing, Snyder’s-Lance has agreed that each continuing employee’s target total cash compensation (base salary and target bonus opportunity) will remain at least the same for 12 months.

Snyder’s-Lance plans to honor each employee’s service at Diamond Foods for its benefit plans going forward (excluding equity compensation). As to enrollment in go-forward benefit plans, Snyder’s-Lance will also attempt to credit deductibles, waive preexisting condition limitations, waive participation periods, and continue in-network treatment wherever practicable.

Termination at or following the Closing.

If, following the closing of the acquisition, you are terminated without cause by Snyder’s-Lance within 12 months of the closing, you will receive the greater of the cash severance benefits described above or the severance arrangements Snyder’s-Lance has put into place for similarly-situated employees.

It is important that we all remain focused and conduct business-as-usual, and I understand that can be hard when a major event like this occurs. I hope this information helps provide some clarity. As we’ve promised before, as soon as we are able to share additional information about the transaction and integration planning, we will do so.

Best,

Linda

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the closing of the acquisition. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; the outcome of any legal proceedings instituted against Snyder’s-Lance and Diamond Foods; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond

Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.